                                                  FILED PURSUANT TO RULE 424B(3)
                                                  FILE No. 333-33644


      PRICING SUPPLEMENT TO PROSPECTUS SUPPLEMENT DATED JUNE 23, 2000 AND
                         PROSPECTUS DATED JUNE 23, 2000

                                  $100,000,000

[LOGO OF COLGATE-PALMOLIVE]

                          Medium-Term Notes, Series D
                 Euro Bull Indexed Notes Due November 21, 2001

                               ----------------

                                          Payment formula:
The notes:


                                          .   At maturity, for each $10,000
 .   The issue price for each note             face amount of the notes that
    equals 100% of the principal, or          you own, we will pay you an
    face, amount.                             amount equal to the sum of
                                              $9,500 and an additional amount,
                                              which may be zero, based upon
                                              the average of the U.S.
                                              Dollar/Euro Federal Reserve
                                              fixing rate during the five
                                              consecutive business days up to
                                              and including the determination
                                              date, up to a maximum payment of
                                              $13,268.40 for each $10,000 face
                                              amount of the notes.

 .   We will not pay any interest on
    the notes.

 .   At maturity, for each $100,000
    or more face amount of the notes
    you own, we will pay you an
    amount in U.S. Dollars based on
    the formula described in this
    pricing supplement.


 .   We are issuing the notes in           .   At maturity, we will pay you a
    minimum denominations of                  minimum of $9,500 for each
    $100,000 and integral multiples           $10,000 face amount of the notes
    of $10,000 in excess of                   that you own.
    $100,000.


    Investing in the notes involves risks. See "Risk Factors Relating to the Notes" beginning on page P-2 of this pricing supplement and "Risk Factors" beginning on page S-3 of the accompanying prospectus supplement.

                               ----------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

                                                          Per Note    Total
                                                          -------- ------------
Initial public offering price............................    100%  $100,000,000
Underwriting discount....................................   0.15%  $    150,000
Proceeds to Colgate-Palmolive Company....................  99.85%  $ 99,850,000

                               ----------------

 Goldman, Sachs & Co. expects to deliver the notes in New York on November 21,
                                     2000.

                               ----------------

                              Goldman, Sachs & Co.

                               ----------------

                  Pricing Supplement dated November 17, 2000.

                       RISK FACTORS RELATING TO THE NOTES

    You should be aware that an investment in notes indexed to an exchange rate entails significant risks that are not associated with similar investments in a conventional fixed-rate debt security. You should consider carefully the following discussion of risks, as well as the discussion of risks beginning on page S-3 of the accompanying prospectus supplement, before you decide that an investment in the notes is suitable for you. The notes are financial instruments that are suitable only for sophisticated investors who are experienced with respect to derivatives and derivative transactions.

You may lose principal and will not receive any interest payments

    An investment in the notes is speculative. You will receive an indexed principal amount that will be affected by changes in the U.S. Dollar per Euro foreign exchange rate, which we refer to as the "USD/EUR Exchange Rate". These changes may be significant. See "Description of the Notes--Hypothetical cash settlement values" below. The aggregate indexed principal amount of the notes payable on the maturity date may be equal to, greater than, or less than the $100,000,000 aggregate principal amount of the notes but in no event will be less than $95,000,000. The actual indexed principal amount of the notes will be determined as of a specified determination date by applying the formula set forth under "Description of the Notes--Calculation of the indexed principal amount" to the face amount of the notes and will depend on the average of the daily Federal Reserve Bank of New York fixing rates for the U.S. Dollar per Euro for the five consecutive business days up to and including the determination date. We refer to this average as the "USD/EUR End Rate". The notes will not bear interest, except as described under "Description of the Notes--Failure to pay indexed principal amount when due". As a result of this feature of the notes, your return on the notes will depend on the application of the formula. For these reasons, you should be prepared to sustain a loss of as much as 5% of the issue price of the notes if the value of the Euro suffers a net decline relative to the U.S. Dollar, or does not sufficiently appreciate relative to the U.S. Dollar, from the issue date to the maturity date of the notes.

The value of the indexed principal amount is dependent on the USD/EUR End Rate

    As described herein, the USD/EUR End Rate calculated on the determination date will determine the indexed principal amount payable to you on the maturity date. If the USD/EUR End Rate calculated on the determination date is equal to 0.9043, then the indexed principal amount payable in respect of each note will equal approximately the face amount of that note. If the USD/EUR End Rate is greater than 0.9043, then the indexed principal amount payable in respect of each note will be correspondingly greater than the face amount of that note, as determined in the manner described below under "Description of the Notes-- Calculation of the indexed principal amount". If the USD/EUR End Rate is less than 0.9043, then the indexed principal amount payable in respect of each note will be correspondingly less than the face amount of that note and you will sustain a loss of up to 5% of the face amount.

There may be an uncertain trading market for the notes

    The notes are a new issue of securities with no established trading market. Goldman, Sachs & Co. has advised us that Goldman, Sachs & Co. intends to make a market in the notes, but it is not obligated to do so. We cannot assure you that your notes will have a liquid trading market. In addition, since the value of the notes on the maturity date cannot exceed the maximum indexed principal amount, the secondary market price of the notes, if any, will not exceed that amount during the term of the notes.

Currency exchange markets

    The value of any currency, including the U.S. Dollar and the Euro, may be affected by complex political and economic factors. The foreign exchange rates of the U.S. Dollar relative to the Euro are at any moment a result of the supply and demand for the two currencies, and changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the United States and in the member countries of the European Economic and Monetary Union, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in the United States and in the member countries of the European Economic and Monetary Union participating in the Euro, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the United States, those member countries of the European Economic and Monetary Union and other countries important to international trade and finance.

    Foreign exchange rates can either be fixed by sovereign governments or float. Exchange rates of most economically developed nations, including the United States, are permitted to fluctuate in value relative to the Euro. Sovereign governments, however, sometimes do not allow their currencies to float freely in response to economic forces. Sovereign governments in fact use a variety of techniques, such as intervention by a country's central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their currencies. Sovereign governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that the USD/EUR Exchange Rate could be affected by governmental actions which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the U.S. Dollar, the Euro or any other currency.

    There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers' offices, in bank foreign currency trading offices, and to others who wish to subscribe for this information, but such information will not necessarily reflect the USD/EUR End Rate. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

    In recent years, rates of exchange for certain currencies have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in such rate that may occur during the term of the notes. Failure of the Euro to appreciate sufficiently against the U.S. Dollar could result in a decrease in the total return on the notes and, in certain circumstances could result in a loss to you on a U.S. Dollar basis.

Potential conflicts of interest

    The determination agent and its affiliates expect to engage in trading activities related to financial instruments whose value is affected by, based on or related to the USD/EUR Exchange Rate for their proprietary accounts or for other accounts under their management. These activities could have an effect on the Federal Reserve fixing rate used to determine the USD/EUR End Rate and, in turn, the indexed principal amount, and on the underlying markets. In addition, an affiliate of Goldman, Sachs & Co. is the writer of the hedge of our obligation under the notes and will be obligated to pay to us at maturity of the notes an amount equal to the excess, if any, of the indexed principal amount over the minimum amount payable at maturity of the notes. As a result, the determination agent may have a conflict of interest to the extent that the determination agent's trading activities or the determinations made by the determination agent in respect of the notes affect the payments due to or from the determination agent's affiliate under the related swap transaction or the value of the investments held by the determination agent's proprietary or managed accounts. For example, the issuance of other securities indexed to the USD/EUR Exchange Rate and related indexes, i.e., the introduction of competing products into the marketplace, could adversely affect the value of the notes. To the extent that the determination agent or its affiliates serve as issuer, agent or underwriter of such securities or other instruments, their interests with respect to such products may be adverse to those of the holders of the notes. The determination agent and its affiliates will also have interests for their proprietary accounts or for accounts under their management in trading conducted in the currencies comprising the USD/EUR Exchange Rate. This trading could influence the USD/EUR Exchange Rate and could adversely affect you as a holder of the notes.

Considerable discretion by the determination agent

    In certain circumstances, the determination agent has considerable discretion in selecting an alternative means of calculating the USD/EUR End Rate. The exercise of this discretion by the determination agent could reduce the amount payable on the notes.

                                USE OF PROCEEDS

    The net proceeds from the sale of the notes will be used by Colgate to repay commercial paper which was issued by Colgate for general corporate purposes and working capital. As of November 16, 2000, Colgate's outstanding commercial paper had a weighted average interest rate of 6.53% with maturities ranging from one to 62 days.

                            DESCRIPTION OF THE NOTES

General

    The following description of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the notes set forth in the accompanying prospectus supplement and of the debt securities set forth in the accompanying prospectus, to which descriptions reference is hereby made.

    Any declaration of acceleration of the notes must specify, with respect to the notes, an acceleration date that in no case shall be less than 20 business days subsequent to the date of any such declaration of acceleration. Upon acceleration prior to the maturity date, the indexed principal amount payable in respect of the notes will be an amount, determined by the determination agent based on the USD/EUR End Rate at the time of acceleration and the period of time remaining to the maturity date, which would have the effect of preserving for the holders of the notes the economic equivalent on the acceleration date of our obligation to make the payment of the indexed principal amount which, absent the acceleration of the notes, would have been payable on the maturity date.

    The notes will be issued in minimum denominations of $100,000, and integral multiples of $10,000 in excess thereof, and will mature on November 21, 2001. The notes do not bear interest, except as described below under "--Failure to pay indexed principal amount when due".

    With respect to the notes, "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in New York City, Frankfurt and London.

    The notes will be issued only in book-entry form, and will be eligible for transfer through the facilities of The Depository Trust Company or any successor depository selected by us.

Calculation of the indexed principal amount

    The indexed principal amount payable in respect of each note on the maturity date will be determined by the determination agent in accordance with the following formula:


                          [                ( USD/EUR End Rate-0.8850)]
               IPA = FA X [0.9500 + 2.30 X (------------------------)]
                          [                          0.8850          ]

where "IPA" refers to the indexed principal amount; "FA" refers to the face amount of the note and "USD/EUR End Rate" refers to the average of the daily Federal Reserve Bank of New York fixing rates for the U.S. Dollar per Euro for the five consecutive business days up to and including the determination date, November 16, 2001. If November 16, 2001 is not a business day, the determination date will be the first business day preceding November 16, 2001. The Federal Reserve fixing rate is posted daily at approximately 10:00 a.m. New York City time on Reuters Page 1 FED under the caption "10 A.M. Midpoints". If the Federal Reserve fixing rate is not available on any of the five business days prior to and including the determination date, the determination agent will determine the fixing rate for that date for the purpose of calculating the USD/EUR End Rate and the indexed principal amount in a commercially reasonable manner. The payment in respect of the indexed principal amount will in no event be less than 95.000% of the face amount or greater than 132.684% of the face amount. In calculating the USD/EUR End Rate and the indexed principal amount, the determination agent will round to the nearest one-thousandth of a percentage point, with five ten-thousandth of a percentage point rounded upwards (e.g., 79.9995%) (or 0.799995) would be rounded to 80.000% (or
0.80000), and all dollar amounts used in or resulting from any calculation in respect of the notes will be rounded to the nearest cent (with one-half cent being rounded upward).

Hypothetical cash settlement values

    The following table sets forth, for the hypothetical USD/EUR End Rates indicated, the percentage of the face amount and the approximate indexed principal amount per $10,000 face amount that would be payable on the maturity date.

                                                                          Indexed Principal
       USD/EUR                  Percentage of                                Amount* per
         End                   Face Amount on                                  $10,000
        Rate                  the Maturity Date                              Face Amount
       -------                -----------------                           -----------------
       1.0700                      132.684%                                  $13,268.40
       1.0500                      132.684                                    13,268.40
       1.0300                      132.684                                    13,268.40
       1.0200                      130.085                                    13,008.50
       1.0000                      124.887                                    12,488.70
       0.9800                      119.689                                    11,968.90
       0.9600                      114.492                                    11,449.20
       0.9400                      109.294                                    10,929.40
       0.9300                      106.695                                    10,669.50
       0.9200                      104.096                                    10,409.60
       0.9100                      101.497                                    10,149.70
       0.9043                      100.016                                    10,001.60
       0.9000                       98.898                                     9,898.80
       0.8900                       96.299                                     9,629.90
       0.8850                       95.000                                     9,500.00
       0.8800                       95.000                                     9,500.00
       0.8700                       95.000                                     9,500.00
       0.8500                       95.000                                     9,500.00
       0.8300                       95.000                                     9,500.00

               ------------------------------------------------
* Amounts are approximate. Source: Goldman, Sachs & Co.

Determination agent

    We have appointed Goldman, Sachs & Co. as determination agent for the purpose of determining the USD/EUR End Rate on the determination date, as described herein, and calculating the indexed principal amount payable in respect of the notes. In the absence of manifest error, the determination by the determination agent of the USD/EUR End Rate and the indexed principal amount of the notes will be final and binding on you and us. The determination agent and its affiliates engage in transactions with and perform services for us in the ordinary course of business.

Payment of indexed principal amount

    We will pay the indexed principal amount in respect of each note in U.S. Dollars.

    We will make available to the trustee on the maturity date the total indexed principal amount payable in respect of the notes. As soon as possible thereafter, the trustee will advance this payment to the depository in accordance with existing arrangements between the trustee and the depository. The depository will then allocate the payment to its participants in accordance with its operating procedures.

Same-day funds settlement and payment

    Goldman, Sachs & Co. will make initial settlement for the notes in immediately available funds. All payments of principal will be made in immediately available funds, and the notes will trade in the depository's Same-Day Funds Settlement System until maturity. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Failure to pay indexed principal amount when due

    Any overdue payment in respect of the indexed principal amount of any note on the maturity date will bear interest until the date upon which all sums due in respect of the notes is received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. Dollars for a period of six months which appears on the Reuters Screen LIBO Page as of 11:00 a.m., London time, on the first business day following the failure to pay. The applicable rate will be determined by the determination agent. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

                           THE USD/EUR EXCHANGE RATE

General

    The USD/EUR Exchange Rate is a foreign exchange rate that measures the relative values of two currencies, the Euro and the U.S. Dollar. The USD/EUR Exchange Rate increases when the Euro appreciates relative to the U.S. Dollar and decreases when the Euro depreciates relative to the U.S. Dollar. The USD/EUR Exchange Rate is expressed as a rate that reflects the amount of U.S. Dollar that can be purchased for one Euro. A USD/EUR Exchange Rate equal to
0.9000 USD/EUR thus indicates that 90 U.S. cents can be purchased for 1 Euro. Appreciation of the Euro relative to the U.S. Dollar, that is depreciation of the U.S. Dollar relative to the Euro, will result in a greater indexed principal amount. Conversely, depreciation of the Euro relative to the U.S. Dollar, that is, appreciation of the U.S. Dollar relative to the Euro, will result in a lesser indexed principal amount. In no event will the indexed principal amount be less than 95.000% of the face amount of the notes.

Historical data on the USD/EUR Exchange Rate

    The following graph sets forth the USD/EUR Exchange Rates from January 4, 1999 through October 31, 2000. The historical experience of USD/EUR Exchange Rates should not be taken as indications of future performance and no assurance can be given that the value of the Euro will not decrease relative to the U.S. Dollar.

                            USD/EUR Exchange Rate*

                                 [LINE GRAPH]

                            1/4/99          1.1807
                            7/1/99          1.0241
                            1/3/00          1.0078
                            7/3/00          0.9489
                          10/31/00          0.8476

* Source : Reuters data
    The information presented in this pricing supplement relating to the exchange rates of the U.S. Dollar relative to the Euro is furnished as a matter of information only. The fluctuations in the USD/EUR Exchange Rate that have occurred in the past are not necessarily indicative of fluctuations in that rate which may occur over the term of the notes.

    The historical performance reflected in the graph set forth above is based on the currency exchange rate criteria identified above and on actual price movements in the relevant markets on the relevant date. There can be no assurance, however, that this performance will be replicated in the future or that the historical performance of the currency exchange rate will serve as a reliable indicator of its future performance.

                        UNITED STATES TAX CONSIDERATIONS

    The following is a summary of the material United States Federal income tax consequences of the purchase, ownership and disposition of the notes. The following summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, including retroactive changes in effective dates, or possible differing interpretations. The discussion below deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons whose functional currency is not the U.S. Dollar, persons holding notes in a tax-exempt, tax-deferred or tax-advantaged account, or persons holding notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It also does not deal with holders other than original purchasers of notes who acquire the notes for an amount equal to the original face amount. Persons considering the purchase of the notes should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes arising under the laws of any other taxing jurisdiction.

    As used herein, the term "U.S. Holder" means a beneficial owner of a note that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States, any State thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a note is effectively connected with the conduct of a United States trade or business. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be treated as United States persons also will be a U.S. Holder. As used herein, the term "non-U.S. Holder" means a beneficial owner of a note that is not a U.S. Holder.

General

    There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the notes or other instruments with terms substantially the same as the notes. However, although the matter is not free from doubt, under current law, each note should be treated as a debt instrument of Colgate for United States Federal income tax purposes. Colgate currently intends to treat each note as a debt instrument of Colgate for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service ("IRS") in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the notes. Prospective investors in the notes should be aware, however, that the IRS is not bound by Colgate's characterization of the notes as indebtedness and the IRS could possibly take a different position as to the proper characterization of the notes for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the notes is based upon the assumption that each note will be treated as a debt instrument of Colgate for United States Federal income tax purposes. If the notes are not in fact treated as debt instruments of Colgate for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a note could differ from the timing and character of income, gain or loss recognized in respect of a note had the notes in fact been treated as debt instruments of Colgate for United States Federal income tax purposes.

U.S. Holders

    On June 11, 1996, the Treasury Department issued final regulations (the "Final Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments. However, the Final Regulations generally do not apply to: (i) contingent payment debt instruments that provide for any payments the amount of which are determined by reference to the value of one or more foreign currencies and (ii) debt instruments having a fixed maturity date of not more than one year from the date of issue. Accordingly, the Final Regulations will not apply to the notes. Rather, the notes will be taxed according to the rules applicable to foreign currency denominated debt instruments, which are contained in Section 988 of the Internal Revenue Code of 1986, as amended, which we refer to as the "Code" and the regulations thereunder, and general principles of current United States Federal income tax law.

    Under general principles of current United States Federal income tax law, payments of interest on a debt instrument generally will be taxable to a U.S. Holder as ordinary income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). In addition, under Section 988 of the Code, any gain realized on a debt instrument which is attributable to changes in the value of a foreign currency generally will be treated as ordinary income. Under these principles, the amount payable at maturity of a note in excess of the principal amount thereof (i.e., the indexed principal amount in excess of the face amount), if any, would be treated as contingent interest and generally would be includible in income by a U.S. Holder as ordinary income on the date that the indexed principal amount is accrued, that is, generally when the indexed principal amount becomes fixed in amount and becomes unconditionally payable, or when such amount is received, in accordance with the U.S. Holder's regular method of tax accounting.

    Upon the sale or exchange of a note prior to maturity, a U.S. Holder generally would recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and such U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal such U.S. Holder's initial investment in the note. Any such gain or loss realized upon the sale or exchange of a note that is attributable to changes in the USD/EUR Exchange Rate should be treated as ordinary income or loss under Section 988 of the Code. Any remaining taxable gain or loss will be short-term capital gain or loss.

    U.S. Holders should be aware that the Treasury Department has announced that it is considering proposing future Treasury regulations that could substantially alter the tax treatment of the notes. It is uncertain when or if such regulations will ultimately be proposed or issued, and if issued, when such future regulations will become effective. Prospective investors should consult their own tax advisors in this regard.

Non-U.S. Holders

    A non-U.S. Holder generally will not be subject to United States Federal income taxes on payments of principal or interest, including original issue discount, if any, on a note, unless such non-U.S. Holder is a bank receiving interest described in section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042S. For a non-U.S. Holder to qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder, which we refer to as the "Withholding Agent", must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (a) is signed by the beneficial owner of the note under penalties of perjury, (b) certifies that such owner is not a U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8, IRS Form W-8BEN or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. After December 31, 2000, a beneficial owner of a note will no longer be able to use IRS Form W-8 to certify that such owner is not a U.S. person.

    Under current law, a note will not be includible in the estate of a non-U.S. Holder unless at the time of such individual's death, payments in respect of such note would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup withholding

    Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information, such as the registered owner's taxpayer identification number, in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

    Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

New withholding regulations

    On October 6, 1997, the Treasury Department issued new regulations, which we refer to as the "New Regulations", which make certain modifications to the withholding, backup withholding and information reporting rules described above. The New Regulations attempt to unify certification requirements and modify reliance standards. The New Regulations will generally be effective for payments made after December 31, 2000, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Distribution Agreement dated June 23, 2000, and the Terms Agreement dated November 17, 2000 (the "Agreements"), Colgate has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase, all of the notes offered hereby at a purchase price of 99.85% of their principal amount.

    Under the terms and conditions of the Agreements, Goldman, Sachs & Co. is committed to take and pay for all of the notes, if any are taken.

    The notes are a new issue of securities with no established trading market. Colgate has been advised by Goldman, Sachs & Co. that it intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

    In connection with the offering, Goldman, Sachs & Co. may purchase and sell the notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by Goldman, Sachs & Co. in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the notes, and short positions created by Goldman, Sachs & Co. involve the sale by Goldman, Sachs & Co. of a greater aggregate principal amount of notes than it is required to purchase from the Colgate in the offering. Goldman, Sachs & Co. also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by Goldman, Sachs & Co. if such notes are repurchased by Goldman, Sachs & Co. in stabilizing or covering transactions. These activities may stabilize, maintain, or otherwise affect the market price of the notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

    Colgate has agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

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No person has been authorized to give any information or make any representations other than those contained in this Pricing Supplement (including the accompanying Prospectus Supplement) and the accompanying Prospectus in connection with the offer made by this Pricing Supplement (including the accompanying Prospectus Supplement) and the accompanying Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Colgate or the Agent. Neither the delivery of this Pricing Supplement (including the accompanying Prospectus Supplement) and the accompanying Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of Colgate since the date hereof. This Pricing Supplement (including the accompanying Prospectus Supplement) and the accompanying Prospectus do not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                                 ------------

                               TABLE OF CONTENTS

                                                                        Page
                                                                        ----
                             Pricing Supplement
Risk Factors Relating to the Notes.....................................  P-2
Use of Proceeds........................................................  P-4
Description of the Notes ..............................................  P-4
The USD/EUR Exchange Rate..............................................  P-6
United States Tax Considerations.......................................  P-7
Underwriting........................................................... P-10
                           Prospectus Supplement
Risk Factors...........................................................  S-3
Description of the Notes...............................................  S-5
Special Provisions Relating to Foreign Currency Notes ................. S-25
United States Federal Income Taxation.................................. S-27
Plan of Distribution................................................... S-34
Validity of the Notes.................................................. S-35
                                 Prospectus
About This Prospectus..................................................    2
Colgate-Palmolive Company..............................................    2
Use of Proceeds........................................................    2
Ratio of Earnings to Fixed Charges.....................................    3
Description of Debt Securities.........................................    3
Plan of Distribution...................................................    9
Where You Can Find More Information ...................................   10
Incorporation of Information We File With the SEC......................   11
Experts................................................................   11

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                                  $100,000,000


                          [LOGO OF COLGATE-PALMOLIVE]


                          Medium-Term Notes, Series D
                          Euro Bull Indexed Notes Due
                               November 21, 2001


                              Goldman, Sachs & Co.


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